Exhibit 99.1

Aurinia Pharmaceuticals to Host Lupus Nephritis Expert Breakfast and Webcast on August 4th in New York

VICTORIA, British Columbia--(BUSINESS WIRE)--July 28, 2016--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH;TSX:AUP) today announced it will host a Lupus Nephritis expert breakfast on Thursday, August 4th from 8:00am to 9:30am EDT in New York.

The topics of the presentations will include current treatments for Lupus Nephritis, its disease burden, as well as pharmacoeconomic and pricing dynamics for new products for less common diseases in the US market place. The company will also take this opportunity to review in further detail the most recent proof of concept AURION study data, and the Phase IIb AURA-LV study design.

The meeting will feature the following speakers:

Dr. Amit Saxena, Assistant Professor at the Department of Medicine at NYU Langone Medical Center.
Dr. Doug Paul, PharmD, PhD and Adjunct Assistant Professor at the University of Mississippi School of Pharmacy.
Mr. Robert Huizinga, VP of Clinical Affairs,Aurinia Pharmaceuticals.
Mr. Charles Rowland, CEO, Aurinia Pharmaceuticals.

The event is intended for investors, sell-side analysts, and business development professionals. If you would like to attend in person, please contact Mac MacDonald at 212-915-2567 or via e-mail at Mac@LifeSciAdvisors.com to reserve a place.

A live webcast of the event, with slides, will be available at http://lifesci.rampard.com/20160804/reg.jsp and the Investors section of the Company’s website at http://www.auriniapharma.com/dnn/ForInvestors/Webcasts.aspx.

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. The fully-enrolled Phase 2b AURA-LV clinical trial is evaluating the efficacy of its lead drug, voclosporin, as a treatment for active LN. LN is an inflammation of the kidneys, that if inadequately treated can lead to end-stage renal disease, making LN a serious and potentially life-threatening condition.

Voclosporin is a novel and potentially best-in-class calcineurin inhibitor (“CNI”) with extensive clinical data in over 2,000 patients in other indications. Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule (a CNI approved for use in transplant patients since 1983). This modification results in a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency vs. cyclosporine, an altered metabolic profile, and potential for flat dosing.

About Voclosporin

Voclosporin is a novel and potentially best-in-class calcineurin inhibitor (“CNI”) with extensive clinical data in over 2,000 patients in other indications. Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule (a CNI approved for use in transplant patients since 1983). This modification results in a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency vs. cyclosporine, an altered metabolic profile, and potential for flat dosing.

About AURA:

The AURA–LV study or “Aurinia Urine Protein Reduction in Active Lupus Nephritis Study” is an adequate and well-controlled clinical trial that enrolled 265 patients and is being conducted in over 20 countries worldwide. This trial will compare the efficacy of voclosporin against placebo in achieving remission in patients with active lupus nephritis. The AURA-LV study is designed to demonstrate that voclosporin can induce a rapid and sustained reduction of proteinuria in the presence of extremely low steroid exposure. It will compare two dosage groups of voclosporin (23.7mg and 39.5mg) compared to placebo, with all patients receiving mycophenolate mofetil (MMF) and oral corticosteroids as background therapy. There will be a primary analysis to determine complete remission at week 24 (confirmed at 26 weeks) and various secondary analyses at week 48 which include biomarkers and markers of non-renal SLE.

About AURION:

The AURION study or “Aurinia Early Urinary Protein Reduction Predicts Response Study” is an open label, exploratory study being conducted in multiple sites in Malaysia to assess the short term predictors of response using voclosporin (23.7mg) in combination with mycophenolate mofetil and oral corticosteroids in patients with active lupus nephritis. This study will examine biomarkers of disease activity at 8 weeks and their ability to predict response at 24 and 48 weeks.

We seek Safe Harbor.

CONTACT:
Aurinia Pharmaceuticals Inc.
Celia Economides, 917-941-9059
Associate Vice-President Communications & Advocacy
ceconomides@auriniapharma.com
or
Renmark Financial Communications Inc.
Barry Mire,416-644-2020
bmire@renmarkfinancial.com
or
Laura Welsh, 514-939-3989
lwelsh@renmarkfinancial.com